Exhibit 99.3

November 14, 2005

The Board of Directors

Minotola National Bank

1748 South Lincoln Avenue

Vineland, NJ 08360

Ladies and Gentlemen:

You have requested that Milestone Advisors, LLC (“Milestone”) provide you with its opinion as to the fairness, from a financial point of view, to the holders of common stock (“Stockholders”) of Minotola National Bank (“Minotola” or the “Company”) of the consideration (as hereinafter defined) to be received by them pursuant to the Agreement and Plan of Merger by and between Susquehanna Bancshares, Inc. (“Susquehanna”) and its subsidiaries and Minotola dated November 14, 2005 (the “Agreement”), pursuant to which Minotola will be merged with and into Susquehanna Patriot Bank, a subsidiary of Susquehanna (the “Transaction”).

Pursuant to the Agreement, each outstanding share of Minotola Common Stock will be exchanged, at the election of the holder thereof, for either 134 shares of Susquehanna Common Stock, $3,226.44 in cash, or a combination of Susquehanna Common Stock and cash. All elections will be subject to the allocation and proration procedures described in the Agreement. These procedures are intended to ensure that 70% of the aggregate consideration will be in the form of Susquehanna common stock and 30% of the aggregate consideration will be in the form of cash (in aggregate, the “Consideration”). The terms and conditions of the Consideration received by Minotola shareholders are described in more detail in the Agreement.

In the course of performing our review and analyses for rendering this opinion, Milestone has:

•	reviewed the Agreement;

•	reviewed Minotola’s audited Annual Reports for the last five fiscal years ended December 31, 2004 and Minotola’s unaudited monthly reports for the ten month period ended October 31, 2005;

•	reviewed Minotola’s quarterly Call Reports for the quarters ended June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, and September 30, 2005;

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•	reviewed Susquehanna’s Annual Reports on Form 10-K for the last three years ended December 31, 2004, Susquehanna’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, Susquehanna’s Annual Proxy Statements for the last two years, and Call Reports for Susquehanna’s subsidiary banks for the periods ended March 31, 2005, June 30, 2005, and September 30, 2005;

•	met with certain members of Minotola’s senior management to discuss its business, operations, historical and projected financial results and future prospects;

•	reviewed publicly available financial data, trading multiples of companies which we deemed generally comparable to Minotola;

•	reviewed the terms of recent merger and acquisition transactions which we deemed generally comparable to the Transaction, including, to the extent publicly available, certain acquisition transactions entered into by Susquehanna;

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate, including an assessment of general economic, market and monetary conditions.

In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information we reviewed. With respect to the financial forecasts of Minotola provided to or discussed with us, we have assumed, at the direction of the Company and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company as to the future performance of the Company. We have not assumed any responsibility for the independent verification of any information provided to us, and we have further relied upon the assurances of the senior management of Minotola that they are unaware of any facts that would make the information provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Minotola, nor have we been furnished with any such appraisals. Milestone’s conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to Milestone as of the date of this opinion. Milestone expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Transaction.

We have assumed that the Transaction will be consummated in accordance with the terms of the Agreement without any regulatory limitations, restrictions, conditions,

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amendments or modifications that would have an adverse effect on Minotola or Susquehanna.

Milestone, as part of its investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial services holding companies, as well as business valuations for other corporate purposes for financial services organizations. Milestone has experience in, and knowledge of, the valuation of commercial banks based in New Jersey as well as the United States as a whole.

We have acted as a financial advisor to the Company in connection with the Transaction and will receive a customary fee for such services; such fee is contingent on the successful consummation of the Transaction.

It is understood that this letter is intended for the use of the Board of Directors of Minotola in connection with their consideration of the Transaction and is not to be relied upon by any other person for any other purpose. This letter does not constitute a recommendation to the Board of Directors of Minotola as to whether to approve the Transaction and does not constitute a recommendation to any stockholder to sell their shares, exercise their appraisal rights, if any, or to take any other action. We express no opinion as the underlying valuation, future performance or long-term viability of the Company.

This letter is not to be used for any other purpose, and may not be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement, information statement or any other material required to be distributed to the holders of Minotola common stock in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, as well as any such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of common shares of Minotola.

Very truly yours,

/s/ Milestone Advisors LLC

MILESTONE ADVISORS, LLC